Apex Announces Nasdaq Listing and Pricing of US$1.86 Million Offering

VANCOUVER, British Columbia, October 22, 2026 - Apex Critical Metals Corp. (NASDAQ and CSE: APXC | OTCQX: APXCF | FWB: KL9 | Euronext Access Paris: MLAPX) ("Apex" or the "Company"), a mineral exploration company focused on advancing its strategic 100%-controlled Rift Rare Earth Project within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A, is pleased to report that the Company has been approved to list its American Depository Shares ("ADSs") on the Nasdaq Capital Market under the symbol "APXC", with trading expected to begin on October 23, 2026 via an underwritten public offering in the United States (the "Offering").

The Offering consists of 400,000 ADSs at an offering price of US$4.65 per ADS. Each ADS offered represents 6 common shares of Apex. The gross proceeds, before deducting underwriting discounts, and commissions and offering expenses, are expected to be US$1.86 million.

In addition, Apex has granted the underwriter a 45-day option to purchase up to an additional 60,000 ADSs at the public offering price, less underwriting discounts, and commissions. The Offering is expected to close on October 23, 2026, subject to satisfaction of customary closing conditions

Maxim Group LLC is acting as sole book-running manager for the Offering.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, including advancing the Company's ongoing drill program at the Rift Rare Earth Project.

The Offering is being made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-298319) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and became effective on August 13, 2026. Apex may offer and sell securities in both the United States and other jurisdictions outside of Canada. No securities will be offered or sold to Canadian purchasers under the Offering. A preliminary prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof was filed with the SEC and forms a part of the effective registration statement and is available on the SEC's website at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. The final terms of the Offering will be disclosed in a final prospectus supplement to be filed with the SEC, which will be available for free on the SEC's website at www.sec.gov and will also be available on the Company's profile on the SEDAR+ website at www.sedarplus.ca.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Apex Critical Metals Corp. (NASDAQ and CSE: APXC) (OTCQX: APXCF) (FWB: KL9) (Euronext Access Paris: MLAPX)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada.

On behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking information" or "forward-looking statements" under applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements relating to: the proposed Offering, including the completion of the Offering (or the timing thereof); the expected trading on the Nasdaq Capital Market (or the timing thereof) and the expected use of proceeds of the Offering. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the risk that the Offering may not be completed on the anticipated timeline or at all; the risk that the Offering may not be completed on terms acceptable to the Company, including as to size, pricing or other terms; the risk that market conditions, investor demand, general economic and capital markets conditions, or volatility in the Company's trading price may adversely impact the Offering; the risk that the Company may be unable to satisfy applicable regulatory requirements or other closing conditions; and the risk that the Company's planned use of proceeds may change due to operational requirements, business opportunities or other factors. Investors are cautioned not to place undue reliance on forward-looking statements. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.